Exhibit (a)(1)(D)

Participate in your company’s stock option exchange program.

Fidelity Stock Plan Services, LLC

QUICK LINKS

The Exchange Program

Questions: Please call

1-800-544-0275

Dear John Sample,

We are pleased to offer you the opportunity to take part in the Savvis Stock Option Exchange Program.

Through this program, you will have the ability to exchange some of your existing Savvis stock options for repriced Savvis stock options.

You have been identified as eligible for this options exchange program.

The Savvis exchange program will let you exchange these options for equity awards that have the potential for greater value in today’s market.

To participate or learn more about the program, click on www.archimedes.com/savvisoptionexchange. Use your Savvis company e-mail address as your log in and you will receive your password in a separate communication from Savvis Human Resources.

You have until 6 a.m. Central time on June 26, 2009 to make your elections, if you decide to participate.

Thank you for your contributions to the success of Savvis. If you have questions, please call 1-800-544-0275 to speak with a representative, Monday through Friday, 8 a.m. through 8 p.m., local time, excluding holidays of the

New York Stock Exchange.

Sincerely,

SAVVIS.

Laura Fisher

Vice President, HR Operations

Savvis, Inc.

Savvis and Fidelity Stock Plan Services are not affiliated.

Fidelity Stock Plan Services, LLC

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